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INVEST IN A LEGEND!
YOUR CHANCE TO JOIN THE APPALACHIAN FC OWNERSHIP GROUP.
LEARN MORE AT APPALACHIANFC.COM
APPALACHIAN FOOTBALL CLUB

Join the Appalachian FC Ownership Group and own part of the Squatchiest Soccer Club in the World!

Today's our first Birthday! Literally one year ago today, our Chief Marketing Officer Bigfoot walked down from his NEST to play a little footy at Ted Mack Stadium AND a LEGENDARY Soccer Club was born. We're so humbled and honored by the support of High Country fans and soccer fans all across the United States. So for our Birthday, we've decided to do something pretty cool. We're offering an opportunity for our engaged fans to become engaged owners of Appalachian FC. That's right, you can make a Reservation to Invest in a Legend. Right now, we're testing the waters to see if there's enough interest from our Supporters. If so, we'll file paperwork with SEC and our Appalachian FC Investment Campaign will go live on December 7th. So if you're interested, make a Reservation for your investment in Appalachian FC and in December, you will be the first to convert your Reservation into investment and own part of the Squatchiest Soccer Club in the World. Investment starts at only $100 (we want everyone of our supporters to have a chance to become owners.) Our CMO shared with our Staff at our Think & Drink Strategery Meeting last week, "Wouldn't it be cool, if we become the Green Bay Packers of Soccer." You may not know, Green Bay Packers provide Ownership Opportunities to their fans in the community which is how a smaller market team can compete with the biggest markets in the US. Learn More or Make an Investment Reservation at wefunder.com/appalachianfc

So here's the legal language about Appalachian FC Friends & Family Invitation phase of Appalachian FC Investment Campaign:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Appalachian FC
2743 Highway 105, Boone, NC, 28607-7163